FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 11, 2006

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and the under-mentioned persons on 10 January 2006 of an increase in their interests in Ordinary Share ADRs at a price of $52.29 per ADR following the re-investment of the dividend paid to shareholders on 5 January 2006.

Dr W Calhoun                                               116.964

Dr J P Garnier                                             1,144.357

Mr D Phelan                                                220.712

Dr D Stout                                                 88.219

Mr J Ziegler                                               71.210

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 January 2006

END


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 11, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc